EXHIBIT 12

INDIANA MICHIGAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,
	2005	2006	2007	2008	2009
EARNINGS
Income Before Income Taxes	$228,082	$197,273	$204,394	$190,133	$297,347
Fixed Charges (as below)	133,293	142,388	161,849	164,660	173,293
Total Earnings	$361,375	$339,661	$366,243	$354,793	$470,640

FIXED CHARGES
Interest Expense	$65,041	$72,723	$80,034	$89,851	$101,145
Credit for Allowance for Borrowed Funds Used During Construction	4,352	7,465	5,315	4,609	8,348
Estimated Interest Element in Lease Rentals	63,900	62,200	76,500	70,200	63,800
Total Fixed Charges	$133,293	$142,388	$161,849	$164,660	$173,293

Ratio of Earnings to Fixed Charges	2.71	2.38	2.26	2.15	2.71